UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒   Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act

of 1934:    ☐  Yes    ☒  No

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NEWS RELEASE

Release Time	IMMEDIATE

Date	28 November 2017

Location	Melbourne

Release Number	36/17

Minerals Australia Briefing

BHP Minerals Australia President, Mike Henry, today outlined plans to grow value and improve returns on capital across the Company’s Australian operations.

Speaking to investors and analysts at a briefing in Adelaide, Mr Henry said BHP’s large, long-life, low-cost Australian assets underpin current margins and future optionality.

“The quality, scale, concentration and location of our assets support improvement initiatives, compelling latent capacity options, efficient technology deployment and attractive investment opportunities.

“By sharing knowledge and replicating best practice across our global portfolio, we’ve been able to substantially reduce unit costs at our Australian mining operations over the last five years. But we have further to go. We can make ourselves safer and even more productive, and expect to lower our unit costs by a further 10 per cent over the medium-term.

“Through strengthening our maintenance capability and processes, including by bringing in expertise from other industries, and through better leveraging technology, our global Maintenance Centre of Excellence is enabling a step-change in maintenance performance across BHP. With our global technology initiatives and asset-level programs to unlock resources and lower costs, we expect our Australian mining operations to deliver US$1.6 billion of additional productivity gains over the next two years,” Mr Henry said.

“We also have a suite of attractive medium-term investment opportunities. While these remain subject to our strict Group-level capital allocation framework tests, with average returns potentially exceeding 40 per cent, they are well placed to compete for capital.”

Mr Henry highlighted the Brownfield Expansion option (BFX) at Olympic Dam as an example of a project with the potential to deliver sustainable returns to shareholders, government and the local community.

1

Also speaking at the briefing, Olympic Dam Asset President Jacqui McGill, said the BFX option could provide a capital efficient path to increased capacity through accelerated development into the Southern Mine Area.

“As we move into the Southern Mine Area we expect to see the copper grade increase to 3 per cent by financial year 2023, which we believe would coincide with a structural deficit in the copper market.

“If approved, the BFX option could lift production capacity to 330 ktpa and move Olympic Dam into the first quartile of the cost curve, which is where we strive to be with all our assets at BHP. Any investment however, must compete for capital against all other options, including returns to shareholders.”

Ms McGill also outlined longer-term development options that had the potential to significantly increase the volume of copper produced, including the use of heap leach technology.

Combined, these plans create significant value and support improved returns both at Olympic Dam and across BHP’s minerals operations in Australia.

Presentations will be webcast live at https://edge.media-server.com/m6/p/3vman8qu and all materials be available on our website at http://www.bhp.com/-/media/documents/media/reports-and-presentations/2017/171128_mineralsaustraliaupdateandolympicdambriefing.pdf.

2

Further information on BHP can be found at: bhp.com

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Neil Burrows	Rob Clifford
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Members of the BHP Group which is

headquartered in Australia

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3

BHP Minerals Australia Realising value and improving returns across our portfolio Mike Henry President Operations, Minerals Australia 28 November 2017 Jimblebar

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; productivity gains; anticipated cost reductions; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2017 financial year compared with the 2016 financial year; data is presented on a continuing operations basis from the 2014 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal (QCoal) comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’, ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries listed in Note 13 of the financial statements in BHP’s Annual Report on Form 20-F. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 2

Key messages

Portfolio	Large, long-life, low-cost ore bodies close to key Asian customers Portfolio quality, simplicity and optionality supports current margins and future opportunities
Maximise cash flow	Productivity gains of >US$1.6 billion to be delivered over the next two years Targeting >10% reduction in copper equivalent unit costs over the medium term
Capital discipline	Attractive investment options well-suited to market outlook but subject to strict capital allocation framework tests >40% average IRR[1] for medium-term investment options
Value and returns	Driving value through productivity, technology, latent capacity and investment Detailed plans to further improve Return On Capital Employed[2] to ~30% by FY22

1. Latent capacity and brownfield projects for Minerals Australia assets; consensus prices, refer to slide 12 for additional detail.
2. Average Minerals Australia ROCE is calculated after tax at FY17 realised prices; excludes Nickel West.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
3
BHP

Our strategy Value and returns are at the centre of everything we do Simple portfolio Distinctive enablers Shareholder value and Diversified exposure to preferred Charter Values and commodities returns culture of connectivity Safety, productivity and Tier 1 upstream assets operational excellence Technology and systems to Attractive geographies optimise resource and capital Licence to Capital discipline, balance sheet Valuable options operate strength and shareholder returns Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 4

Simple portfolio with valuable optionality

High-margin upstream assets competitively placed on the cost curve

- Quality resource
  - average Fe grade of 61%[1]; ~25% lump; strip ratio of 1.3x[1]
  - premium hard coking coal (coke strength[2] 64%) and energy coal (calorific value[2] >6,000 kCal/kg)
  - third largest copper equivalent deposit (ore at >2.5% average copper grade for decades)
- Large scale, concentrated footprint in favourable jurisdiction, close to tidewater and to Asian markets
  - largest seaborne metallurgical coal supplier and major iron ore supplier
  - Life of Asset plans range from 50 to 125 years, with growth optionality
- Experienced leadership team enabled by streamlined operating model
  - improved connectivity between assets
  - reducing overheads while improving functional support

Minerals Australia portfolio
(FY17 EBITDA margin, %)



70
60
50
40
30
20
10
Olympic Dam with BFX[3]
Western Australia Iron Ore
Note: Bubble size represents Life of Asset planning
100 years
Queensland Coal
NSW Energy Coal
Olympic Dam Today
1st
2nd
3rd
4th
Cost curve position[4] (quartile)

1. Average from FY18 to FY22.
2. Coke Strength after Reaction (CSR); calorific value is Gross As Received (GAR); Wood Mackenzie data.
3. BFX project remains subject to strict capital allocation framework tests; consensus prices and FX; Life of Asset planning subject to future mine planning.
4. QCoal coking coal cost curve position excludes Blackwater; Wood Mackenzie data.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
5
BHP

Safety is our first priority We must continue to drive to eliminate fatalities and injuries Safety performance (12-month rolling average TRIF) • Fatal incident at Goonyella (August 2017) 8.0 7% reduction • Continued reduction in TRIF1 to 6.2 in FY17 Our approach to improve safety 6.0 • Safety Field Leadership: deployed across the organisation including in-field verification of material and fatal risks 4.0 • Manufacturing mindset: improving our tooling, standardising and Jan 16 Apr 16 Jul 16 Oct 16 Jan 17 Apr 17 Jul 17 Oct 17 simplifying our systems, and redesigning our work Significant Injuries Frequency (SIF)2 • Asset integrity: Maintenance practices to reduce unplanned 2.0 outages and enhanced Process Safety Management • Technology: using automation and data analysis to remove our 1.0 people from harms’ way 0.0 Jan 16 Apr 16 Jul 16 Oct 16 Jan 17 Apr 17 Jul 17 Oct 17 1. TRIF: Total Recordable Injury Frequency per million hours worked. SIF (1 month) SIF (3-month moving average) 2. SIF: Significant Injury Frequency per million hours worked (including first aid cases and above that occurred in scenarios that could have resulted in a fatality). Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 6

Contributing to our communities • Significant contribution to the Australian economy US$15 billion in total economic contribution in FY17 – US$15 billion1 in FY17 Communities Shareholders – includes US$3.8 billion of taxes and royalties paid to the Australian government (Federal 47%, State 30% and Local 23%) Employees Suppliers • Engaging our communities – local buying program started in Queensland, has been extended to NSW and most recently rolled out to SA and WA Taxation—local – school-based trainee and apprenticeship program Taxation—state – Indigenous Employment Plan focused on attraction, retention, Taxation—federal and leadership development • Advocating for our communities – to ensure our success is shared with our host communities • Operating sustainably – endowments established to ensure sustainable conservation activities, including Five Rivers Conservation 1. Represents BHP’s economic contribution to Australia; BHP FY17 Economic Contribution Report. Five Rivers Conservation Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 7

Improving returns by driving performance

Specific plans to improve after tax Return On Capital Employed to ~30% by FY22 (at FY17 prices)

	Western Australia Iron Ore	Queensland Coal	NSW Energy Coal	Olympic Dam	Minerals Australia
FY17 – ROCE	26%	23%	22%	1%	~20%
Culture, technology, standardised work practices and Global Centres of Excellence	Improved truck productivity	Improved truck and shovel productivity	Improved truck and wash plant productivity	Increased jumbo and truck productivity	
	Rail scheduling optimisation	CRSC[1] ramp up	Ayredale pit development	Smelter campaign maintenance	
	Train Loadout remote loading	Integrated Remote Operations Centre	Multiple Elevated Roadways	Integrated Remote Operations Centre	
	Truck and drill automation	Truck and drill automation	Production creep	High-grade Southern Mine Area	
	Port availability program initiatives	Blackwater 4 Mtpa expansion		Refinery upgrade	
	Production creep	Production creep		Expand the materials handling capacity	
FY22 – ROCE[2]	~40%	~40%	~30%	~6%[3]	~30%

1. Caval Ridge Southern Circuit.
2. Minerals Australia assets' ROCE is calculated after tax at FY17 realised prices; excludes Nickel West.
3. Prior to the completion of Brownfield Expansion (BFX); if approved.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
8
BHP

Technology improves safety, costs and unlocks resource

Digital technologies will remove overloading and variability providing a stable base for safety and improvement


FOUNDATIONS
GEOSCIENCE
PLANNING
MINING & PROCESSING
RAIL
PORT
$
MARKETING

Improving safety

Removing people from harms' way

- Jimblebar autonomous haulage demonstrating lower TRIF and a 2% utilisation improvement, plans to replicate at other sites
- Intelligent risk dashboards allow simple access to material risks, critical controls and verifications
- Driver Safety System deployed in buses at Yandi to reduce fatigue-related driver risk

Minimising exposure to environmental hazards

- Electric Light Vehicle trials at Olympic Dam to reduce worker exposure to Diesel Particulate Matter by 50%

Delivering productivity

Minimising variability in operations

- Automation of blast hole drills at WAIO, to be extended to trucks, longwall and shiploading activities
- IROC to be replicated at Olympic Dam, building on successful Coal replication from WAIO
- Real-time condition monitoring to prevent unplanned breakdowns using sensors on conveyors to check belt thickness
- Rail scheduling optimiser is improving rail utilisation rates at WAIO by transforming human expertise and data into digital knowledge for faster decisions
- Maintenance Centre of Excellence to utilise machine learning and data analytics to reduce unplanned work and accelerate best practice

Unlocking resource

Improving resource understanding

- Real time data capture capability via down hole assay tools in exploration and blast holes minimises drilling in waste
- Advanced sensors installed at Olympic Dam to establish foundation for Precision Mining
- Blast movement transmitters at Nickel West lift precision in low-grade Nickel Sulphide recovery
- NSWEC 3D seismic survey enable us to exploit resource strengths to overcome its challenge
- Heap leaching technology program progressing at Olympic Dam with potential to deliver cost efficient processing

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
9
BHP

Reducing costs through productivity

Delivers sustained incremental cash flows

- Benchmarking with one enterprise system, better integration of operational data and improved efficiency with standardised equipment
- >US$9 billion productivity gains delivered since FY12 and >50% reduction in copper equivalent unit costs[1]
- Expect to deliver >80% of BHP's US$2 billion productivity gains over next two years and >10% reduction in unit costs[1] over medium term

Unit costs[2]	WAIO (US$/t)	Queensland Coal (US$/t)	NSW Energy Coal (US$/t)	Olympic Dam (US$/lb)	Nickel West (US$/lb)
FY12	30	148	56	4.04	8.54
FY17	14.60	60	41	1.81	4.70
FY18	<14	59	46	~2.10	~4.50
Best practice replication and productivity benchmarking	Port Availability Program initiatives	Increasing pre-strip productivity	Multiple Elevated Roadways	Increased jumbo and truck productivity	Haul truck utilisation improvement
	Deliver improved equipment productivity	Effective equipment allocation via IROC	Ayredale pit development	Reset asset stability	Value chain extended to nickel sulphate
	Crusher interface improvements	Improved wet weather haulage	Improved wet weather haulage	High-grade Southern Mine Area	Refinery debottlenecking
Medium term	<13	~54	~40	~1.00[3]	Different product mix

1. Operating cost per copper equivalent tonne presented on a continuing operations basis excluding royalties and BHP's share of volumes from equity accounted investments; copper equivalent production based on FY17 average realised prices.
2. WAIO, QCoal and NSWEC exclude freight and royalties; OD FY12 includes freight and is presented gross of by-product credits (~US$1.40/lb). FY17 onwards excludes freight and is presented net of by-product credits; Nickel West includes third party purchases and additional costs to move downstream, with FY18 results normalised using FY17 nickel price. FY18 guidance and medium-term unit cost targets are based on an exchange rate of AUD/USD 0.75 and are in nominal terms.
3. Prior to the completion of Brownfield Expansion (BFX); if approved.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
10
BHP

Further to go on our productivity journey

Focused on key productivity enablers across the business

Improvement in WAIO port outflow capacity
(Tonnes per shiploader/hour)



Outflow
(Mt)
6,000
5,000
4,000
300
225
150
FY13
FY14
FY15
FY16
FY17
FY18e
FY19e
Port gross loading rate (LHS)
Port outflow (RHS)

Primary haul truck operating hours[1]
(Hours)



8,000
4,000
0
FY13
FY14
FY15
FY16
FY17
FY18e
FY19e
Nickel West
NSWEC
WAIO
QCoal

Improving NSWEC stripping productivity
(Mt per truck/year)



6
5
4
3
FY13
FY14
FY15
FY16
FY17
FY18e
FY19e
Ultra-class trucks
Target

Rising BMA wash plant productivity
(Production hours)



8,760
6,880
5,000
FY13
FY14
FY15
FY16
FY17
FY18e
FY19e
BMA wash plant
Target

1. Truck hours exclude queue time; 793 trucks for Western Australia Iron Ore and Nickel West, Ultra Class trucks for Queensland Coal (BMA) and NSW Energy Coal.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
11
BHP

Simple portfolio with valuable optionality

Attractive options well-suited to the commodity price outlook but subject to strict capital allocation framework tests

	Sustaining	Latent capacity	Brownfield	Greenfield	Future optionality
WAIO	• South Flank	• Creep to 290 Mtpa			• Resource to support beyond 290 Mtpa
Queensland Coal	• Saraji pit restarts • Creek diversions	• CRSC • Blackwater expansion	• Caval Ridge expansion	• Wards Well • Goonyella second longwall	• Saraji expansion
NSW Energy Coal		• Potential to increase bypass coal	• Ayredale pit development		
Olympic Dam	• Restore operational stability	• SMA (to 230 ktpa)	• BFX (to 330 ktpa)	• ODEP (to 450-500 ktpa)	
Nickel West	• Resource transition	• Debottlenecking refinery to 84 kt	• Nickel sulphate		• Cobalt sulphate • Cathode precursor
Capital (US$ billion)		1.2	2.3		
Average IRR[1] (%)		>70%	~25%		
CuEq volume[2] (kt)		>380	~240		
		>40% average IRR[1] for medium-term growth options			

Note: CRSC – Caval Ridge Southern Circuit; SMA – Southern Mine Area; BFX – Brownfield Expansion; ODEP – Olympic Dam Expansion Project.
1. Weighted by capital expenditure; consensus prices.
2. Copper equivalent production based on FY17 average realised prices; represents average production after ramp-up (irrespective of date achieved); BHP share.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
12
BHP

WAIO: Maximising value from installed infrastructure • Pathway to 290 Mtpa run rate by end FY19 Improving product mix with South Flank2 (Grade, Fe %) – ramp up of additional primary crusher and conveying capacity at Jimblebar 65 – rail capacity improvement through scheduling optimisation, 64 Peer 1 without additional tracks Portfolio BHP with South Flank 63 – working with government and local communities to increase production export license to 290 Mtpa 62 BHP • South Flank project to be submitted for Board approval mid-CY18; 61 first ore targeted CY21 Peer 2 60 Portfolio – capital cost in the range of US$30-40/t, fits within US$4/t sustaining capex over the next five years; IRR >30%1 59 – increases Fe grade and lump proportion for overall product mix 58 100 – improves MAC product grade Peer 3 Mt Portfolio 57 Note: Bubble size • Multiple high-grade resources with size >1 Bt as longer-term sustaining options (not required until after 2040) represents production 56 0 10 20 30 40 Product mix (% of lump and pellets) 1. Consensus prices. Source: Publicly available information and BHP internal analysis. Peer group comprises Vale, Fortescue Metals Group 2. BHP share. and Rio Tinto. Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 13

QCoal: Latent capacity and expansion opportunities

- Caval Ridge Southern Circuit latent capacity project tracking to plan
  - 10 Mtpa (100% basis) wash plant capacity enabled through project execution
  - IRR[1] >80% and capital investment of US$204 million (100% basis)
  - first production expected in early FY19
- Potential future opportunities with attractive returns
  - Blackwater expansion would support 4 Mtpa (100% basis) capacity increase through increased metallurgical coal bypass
  - expansion of the Caval Ridge wash plant with the addition of a third module would unlock 5.7 Mtpa (100% basis) capacity
  - greenfield underground longwall potential at Wards Well premium hard coking coal resource

Productivity offsets closed operations
(Production[2], Mtpa)



50
40
30
FY14
Closure
Productivity
FY17
FY18e
Medium term

1. Consensus prices.
2. BHP share.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
14
BHP

NSWEC: Managing monocline challenge

- Potential increase in bypass coal with volumes expected to increase to ~22 Mtpa in the medium term
  - 'Path to Value' study concluded in CY17
  - re-opening Ayredale Pit in FY18 to gain earlier access to high margin resource with average strip ratio ~9% lower than the remainder of the operation over the next decade
  - Multiple Elevated Roadways to mitigate cycle time impacts caused by the monocline: optimised haulage route to reduce cycle times and increase productivity

Multiple Elevated Roadways (MERs) reduces cycle times[1]
(Average cycle time, minutes)



40
30
20
10
FY18
FY19
FY20
FY21
FY22
Without MERs
With MERs

MERs enable flatter haulage to reduce cycle time



Without MERs
With MERs

1. Estimated results using BHP internal analysis.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
15
BHP

Nickel West: Extending life and increasing margins • Production sustained by the discovery and development of Potential to debottleneck refinery capacity resources at Venus, Yakabindie and Leinster B11 (Capacity, ktpa) – increasing confidence of life extension to 2040 90 • Kwinana Refinery debottlenecking aspiring to take capacity to 84kt over medium term • Margin improvement by moving to higher value products 60 – Stage 1 nickel sulphate plant to 100 kt approved – first production expected in April 2019 – capital investment of US$43 million and IRR1 >40% 30 – Stage 2 to 200 kt nickel sulphate potential 0 Impala Norilsk Minara Sherritt Ambatovy Nickel Nickel Nickel Harjavalta Resources (CA) (MG) West West (ZA) (RU) (AU) (FY17) (Medium term) 1. Consensus prices. Source: BHP analysis. Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 16

Key messages

Portfolio	Large, long-life, low-cost ore bodies close to key Asian customers Portfolio quality, simplicity and optionality supports current margins and future opportunities
Maximise cash flow	Productivity gains of >US$1.6 billion to be delivered over the next two years Targeting >10% reduction in copper equivalent unit costs over the medium term
Capital discipline	Attractive investment options well-suited to market outlook but subject to strict capital allocation framework tests >40% average IRR[1] for medium-term investment options
Value and returns	Driving value through productivity, technology, latent capacity and investment Detailed plans to further improve Return On Capital Employed[2] to ~30% by FY22

1. Latent capacity and brownfield projects for Minerals Australia assets; consensus prices, refer to slide 12 for additional detail.
2. Average Minerals Australia ROCE is calculated after tax at FY17 realised prices; excludes Nickel West.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
17

BHP

BHP Appendix

BHP guidance

Copper	FY18e	
Olympic Dam		
Production (kt)	150	Major smelter maintenance campaign is phased through August to December 2017.
Unit cash costs (US$/lb)	~2.10	

Iron Ore	FY18e	
Western Australia Iron Ore		
Production (Mt, 100% basis)	275 – 280	
Unit cash costs (US$/t)	<14	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	4	FY18e–FY22e average; includes capital cost for South Flank; +/- 50% in any given year.

Coal	FY18e	
Queensland Coal		
Production (Mt)	44 – 46	
Unit cash costs (US$/t)	59	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	8	FY18e–FY22e average; +/- 50% in any given year.
NSW Energy Coal		
Unit cash costs (US$/t)	46	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.75.
Sustaining capital expenditure (US$/t)	5	FY18e–FY22e average; +/- 50% in any given year.

Minerals Australia: Realising value and improving returns across our portfolio
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19
BHP

WAIO: Asset snapshot

Overview of asset Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five mines, connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia.

At each mining hub – Newman, Yandi, Mining Area C and Jimblebar – ore from mines is crushed, beneficiated (where necessary) and blended to create high-grade hematite lump and fines products. Iron ore products are then transported along the Port Hedland – Newman Rail Line to the Finucane Island and Nelson Point port facilities at Port Hedland.

WAIO's port facilities at Nelson Point are owned by the Mt Newman JV, and Finucane Island is owned by the Mt Goldsworthy JV. BHP interest varies between 85 and 100% across joint ventures.

Cash costs
(FY18e, %)


7%
13%
25%
20%
19%
5%
11%

Fixed versus variable split (approximate)
(FY18e, %)


28%
72%
Contractors and consultants
Consumables
Labour
Port and rail
Royalties, rates and taxes
Fuel and electricity
Other
Fixed
Variable


Western Australia
Port Hedland
Finucane Island
Nelson Point
South Hedland
Goldsworthy Rail Line
Karratha
Yarrie
Marble Bar
Great Northern Highway
Port Hedland – Newman Rail Line
Chichester Deviation
Karijini National Park
Yandi
Mining Area C
Orebody 24/25
Orebody 18
Jimblebar/ Wheelarra
Mt Whaleback Orebody 29/30/35
Newman
Existing Operations
Port
Port Hedland – Newman Rail Line
Goldsworthy Rail Line

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
20

BHP

Queensland Coal: Asset snapshot

Overview of asset Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) and BHP Mitsui Coal (BMC) assets in the Bowen Basin in Central Queensland, Australia.

BMA operates seven Bowen Basin mines (Goonyella Riverside, Broadmeadow, Daunia, Peak Downs, Saraji, Blackwater and Caval Ridge) and owns and operates the Hay Point Coal Terminal near Mackay. With the exception of the Broadmeadow underground longwall operation, BMA's mines are open-cut, using draglines and truck and shovel fleets for overburden removal. BMA is owned by BHP (50%) and Mitsubishi (50%).

BMC owns and operates two open-cut metallurgical coal mines in the Bowen Basin (South Walker Creek and Poitrel). BMC is owned by BHP (80%) and Mitsui and Co (20%).

Queensland Coal has access to key infrastructure in the Bowen Basin, including a modern, multi-user rail network and its own coal-loading terminal at Hay Point. Queensland Coal also has contracted capacity at three other multi-user port facilities, including the Port of Gladstone (RG Tanna Coal Terminal), Dalrymple Bay Coal Terminal and Abbot Point Coal Terminal.

Cash costs
(FY18e, %)


24%
17%
12%
13%
17%
8%
9%
Contractors and consultants
Consumables
Labour
Port and rail
Royalties, rates and taxes
Fuel and electricity
Other

Fixed versus variable split (approximate)
(FY18e, %)


30%
70%
Fixed
Variable


Abbot Point
Bowen
Collinsville
Mackay
Dalrymple Bay
Hay Point
Broadmeadow
Goonyella Riverside
South Walker Creek
Moranbah
Daunia
Caval Ridge
Poitrel
Peak Downs
Saraji
Dysart
Norwich Park
Gregory Crinum
Rockhampton
RG Tanna
Emerald
Blackwater
Blackwater
Gladstone
Queensland, Australia
BMA Mine
BMC Mine
Port
Rail

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
21
BHP

NSWEC: Asset snapshot Overview of asset New South Wales Energy Coal (NSWEC) consists of the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley region of New South Wales, Australia. The site produces coal for domestic and international customers in the energy sector. BHP interest is 100%. BHP owns a 35.5% interest in Newcastle Coal Infrastructure Group (NCIG), which operates the Newcastle Third Port export coal loading facility. Cash costs Fixed versus variable split (approximate) (FY18e, %) (FY18e, %) 10% Contractors and consultants 17% Consumables 11% 30% Labour Port and rail Royalties, rates and taxes 11% 18% Fuel and electricity Other 70% 17% Fixed 16% Variable Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 22

Olympic Dam: Asset snapshot Overview of asset Olympic Dam is one of the world’s largest ore bodies. Located 560 kilometres north of Adelaide, it is one of the world’s largest deposits of copper, gold and uranium, and it also has a significant deposit of silver. Olympic Dam operates a fully integrated processing facility from ore to metal. Olympic Dam’s underground mine is made up of more than 450 kilometres of underground roads and tunnels. The asset extracts copper uranium ore, with the ore hauled by automated train to feed underground crushing, storage and ore hoisting facilities. Olympic Dam’s processing plant consists of two grinding circuits in which high-quality copper concentrate is extracted from sulphide ore through a flotation extraction process. The asset includes a fully integrated metallurgical complex with a grinding and concentrating circuit, a hydrometallurgical plant incorporating solvent extraction circuits for copper and uranium, a copper smelter, a copper refinery and a recovery circuit for precious metals. BHP interest is 100%. Cash costs Fixed versus variable split (approximate) (FY18e, %) (FY18e, %) 8% Contractors and consultants 10% 28% Consumables Labour 35% 4% Port and rail 1% Royalties, rates and taxes Fuel and electricity Other 23% 72% Fixed 19% Variable Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 23

Nickel West: Asset snapshot

Overview of asset Nickel West is a fully integrated mine-to-market nickel business. All nickel operations (mines, concentrators, a smelter and refinery) are located in Western Australia. The integrated business adds value throughout our nickel supply chain, with the majority of Nickel West's production sold as powder and briquettes. Low-grade disseminated sulphide ore is mined from Mt Keith, a large open-pit operation. The ore is crushed and processed on-site to produce nickel concentrate. High-grade nickel sulphide ore is mined at Cliffs and Leinster underground mines and Rocky's Reward open-pit mine. The ore is processed through a concentrator and dryer at Leinster. Nickel West's concentrator plant in Kambalda processes ore and concentrate purchased from third parties. The three streams of nickel concentrate come together at the Nickel West Kalgoorlie smelter, a vital part of our integrated business. The smelter uses a flash furnace to smelt more than 700 ktpa of concentrate to produce nickel matte. Nickel West Kwinana then refines granulated nickel matte from the Kalgoorlie smelter into nickel powder and premium-grade nickel metal briquettes containing over 99 per cent nickel. Nickel matte and metal are exported to overseas markets via the Port of Fremantle.



Cash costs
(FY18e, %)
5%
11%
2%
3%
22%
27%
30%
Fixed versus variable split (approximate)
(FY18e, %)
30%
70%
Contractors and consultants
Consumables
Labour
Port and rail
Royalties, rates and taxes
Fuel and electricity
Other
Fixed
Variable



Western Australia
Newman
Cliffs
Mt Keith
Leinster
Geraldton
Kalgoorlie Smelter
Kambalda Concentrator
Perth
Fremantle
Kwinana Refinery
Ravensthorpe
Albany
Nickel West
Port
Hwy

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
24
BHP

Bulk operations material moved and strip ratios BMA NSW Energy Coal (Material moved, Bt) (Strip ratio1, x) (Material moved, Bt) (Strip ratio1, x) 3.0 18.0 0.4 8.0 1.5 9.0 0.2 4.0 0.0 0.0 0.0 0.0 FY13 FY14 FY15 FY16 FY17 FY18e FY19e FY13 FY14 FY15 FY16 FY17 FY18e FY19e BMC Western Australia Iron Ore (Material moved, Bt) (Strip ratio1, x) (Material moved, Bt) (Strip ratio1, x) 0.4 12.0 1.2 2.0 0.8 0.2 6.0 1.0 0.4 0.0 0.0 0.0 0.0 FY13 FY14 FY15 FY16 FY17 FY18e FY19e FY13 FY14 FY15 FY16 FY17 FY18e FY19e Material moved Strip ratio 1. Represents total overburden stripping (bcm) to production (tonnes). Minerals Australia: Realising value and improving returns across our portfolio 28 November 2017 25

Further productivity initiatives to reduce unit costs

WAIO – High margins driven by product mix and improvement initiatives
(Unit cost, US$ per tonne)



16
8
0
FY16
FY17
FY18e
Medium term

- FY17 costs of US$14.60/t includes rail program (US$0.20/t), stock write offs (US$0.15/t), exploration (US$0.30/t), and private royalties (US$0.30/t)
- Unit cost <US$14/t in FY18 and <US$13/t in medium term
  - Port Availability Program to reduce downtime
  - delivery of benchmark equipment productivity
  - optimising mine plans, reducing no-feed delays and re-handle
  - optimising shutdown performance (duration and frequency)

QCoal – Low cost producer in the Bowen Basin with competitive margin performance
(Unit cost, US$ per tonne)



60
30
0
FY16
FY17
FY18e
Medium term

- FY17 unit costs of US$60/t impacted by Tropical Cyclone Debbie
- Unit cost <US$59/t in FY18 and ~US$54/t in medium term
  - best practice and Playbook program to benchmark and improve truck production hours
- Employee agreement renewal to focus on flexibility to better enable simplicity, safe productivity improvements and cost efficiencies

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
26
BHP

On the journey to sustainable unit cost

NSWEC – Mitigating geological constraints
(Unit cost, US$ per tonne)


50
25
0
FY16
FY17
FY18e
Medium term

- FY17 cash costs of US$41/t
- FY18 cost of US$46/t as we mine through the monocline structure and additional buy-in stripping costs in Southern pit areas
- Medium-term guidance of ~US$40/t
  - Multiple Elevated Roadways (MERs) and new mining sequence has increased stripping productivity enabling lower unit costs in the medium term

Nickel West – Developing higher margin products
(Unit cost[1], US$ per tonne)


15,000
7,500
0
FY16
FY17
FY18e
Medium term

- Margin improvement driven through entry into downstream nickel sulphate investment
- Unit costs impacted by nickel price linked third party nickel feed purchases
- Transition to our new mines in the northern region will underpin unit cost performance

1. Nickel West unit costs include third party purchases and additional costs to move downstream; FY18 and medium term unit costs have been normalised using FY17 Nickel price.

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
27
BHP

Optimised mine plan at NSWEC mitigates adverse cost impacts

Reduces truck cycle times delivering sustainable margin improvement

Without MERs



With MERs



Traversing the monocline



Post the monocline

High, mid and low waste haulage will be predominantly flat with down haulage eliminated


New Mine Plan cross-pit bridges
Current Mine Plan cross-pit bridges

New Mine Plan - a fundamental change

- Exploits resource strengths to overcome its challenge
  - large constant strip ratio post monocline enables long-term resource to be traded for lower costs today
- Nil "buy-in" cost which benefits low delivery risk
- Delivered by underlying mine design

New Mine Plan - traversing the monocline

- Still less dump volume released per strip mined
- Waste still hauled further back and higher up, but higher bridge has eliminated down haul component
- Reduced inefficiency enables lower cycle times

New Mine Plan - post the monocline

- Ultimate pit and dump geometry unchanged but, the cross-pit bridge grows and more roadways as pit deepens
- Hauling waste down eliminated and much less waste hauled up leading to shorter cycle times and higher truck productivity

Minerals Australia: Realising value and improving returns across our portfolio
28 November 2017
28
BHP

BHP

Marketing Minerals Bringing commercial insight to all steps of the value chain Vicky Binns Vice President, Marketing Minerals 28 November 2017

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; productivity gains; anticipated cost reductions; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2017 financial year compared with the 2016 financial year; data is presented on a continuing operations basis from the 2014 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal (QCoal) comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’, ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries listed in Note 13 of the financial statements in BHP’s Annual Report on Form 20-F. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 2

Key messages Commercial Leveraging market intelligence from mine to customer to drive value creation acumen Using commercial expertise to ensure products are placed with the right customers for the best price Global Sustained growth in global steel demand over the next decade steel Long-term demand driven by emerging Asia, enabled by China’s Belt and Road Initiative Bulk Chinese policy impacting short-term demand and pricing commodities Structural reform underpins longer-term demand for high-quality iron ore and metallurgical coal Structural deficit to emerge in the early 2020s Copper Demand is expected to grow at 2-3% CAGR to 2025, emerging markets to drive growth outlook Supply growth challenged by grade decline, increased costs and limited new developments Uranium Inventory overhang supressing short-term price outlook outlook Olympic Dam’s first quartile cash cost position ensures profitable uranium stream Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 3

Our approach to value creation is end to end Supply Marketing Total cost of    Shareholder Value-in-use ownership Revenue Unit cost reduction value and enhancement Economies of scale returns Product placement and scope Inbound supply chain    Product quality optimisation Parts and service Upstream resource availability value maximisation Stock management Throughput capacity Payment terms Distribution Working capital Supply chain cost optimisation reduction Inventory reduction Working capital Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 4

China’s winter restrictions Will cut steel production but support stronger steel profitability Map of “2+26” cities in China with winter restriction Market share of “2+26” cities in China (%) 50 25 0 Coking capacity Blast furnace Fixed asset Industrial GDP capacity investment China steel gross profit margin (US$ per tonne) 150 Historical Forward curve 100 50 0 (50) Level I restriction (4 cities) Jan 15 Jan 16 Jan 17 Jan 18 Level II restriction (24 cities) Note: Forward margin calculation based on forward curve as of 3 November 2017. Coking capacity includes a few cities outside “2+26” region which also join winter production cut. Source: NBS; Fenwei Energy; Mysteel; SHFE; DCE; BHP. Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 5

Structural reform in China

Underpins long-term demand for high quality iron ore and metallurgical coal

Iron ore fines price realisation relative to Value in Use
($/wmt FOB Basis)



1.5
0.0
(1.5)
(3.0)
(4.5)
BHP
Peer 1
Peer 2
Peer 3
H1 CY15
H2 CY15
H1 CY16
H2 CY16
H1 CY17

Metallurgical coal portfolio skewed towards premium quality
(BHP supply in the seaborne metallurgical coal market, pictorial representation)



high
Coke quality
low
lower
Price
higher
Customer target blend box
Premium low-volatile
Premium mid-volatile
Premium coals
Tier-2 hard coking coal
Semi-soft coking coal
Semi-hard coking coal
5Mt of BHP production volume

Note: The normalised price performance is the difference between the expected price based on ViU on prompt basis. Peer group comprises Rio Tinto, Vale and FMG.
Source: BHP assessment based on publically available information.

Marketing Minerals: Bringing commercial insight to all steps of the value chain
28 November 2017
6
BHP

Emerging Asia to drive long-term steel demand

Enabled by China's Belt and Road Initiative

Global finished steel demand growth breakdown
(million tonnes finished steel)



2,000
1,500
1,000
500
00
3.1% CAGR
1.7% CAGR
2006A
RoW
China
Emerging Asia¹
2016A
RoW
China
Emerging Asia¹
2026E

Map of new integrated steel plants²



Silk Road Economic Belt
21st Century Maritime Silk Road
WAIO
BMA and BMC
New integrated steel mills in India and Southeast Asia

Source: Platts; worldsteel; BHP analysis.
1. Emerging Asia includes India, ASEAN and other South Asian countries.
2. New integrated steel projects commissioned or being built since 2017.

Marketing Minerals: Bringing commercial insight to all steps of the value chain
28 November 2017
7
BHP

Shorter-term copper market drivers

Copper market expected to remain finely balanced over the next few years

Chinese consumption by source – 2016


Blister imports
Domestic scrap
Domestic mines
Concentrate imports
Cathode imports (less stocks)
Scrap imports (Cat 6)
Scrap imports (Cat 7)

Source: BGRIMM Li Lan; BHP analysis.

Copper concentrate shortfall 2017-2020

(Mt Copper in concentrate)


2
1
0
~1.5Mt
~0.7Mt
Chinese primary smelter capacity growth
Copper in concentrate supply growth¹

Source: Wood Mackenzie; BHP analysis.

1. Represents incremental net capacity or mine supply (contained copper basis, net of disruption) in 2020 over 2017 excluding Copperbelt intermediate products which are unlikely to be available as concentrate.

Marketing Minerals: Bringing commercial insight to all steps of the value chain
28 November 2017
8

BHP

Strong longer-term copper fundamentals Structural deficit to emerge in the early 2020s as additional supply is required to meet growing demand Significant capital investment required to meet supply gap Two-thirds of the world have significant upside in consumption Grade decline, increased input costs and limited new discoveries With demand expected to grow at 2-3% CAGR to 2025 (US$bn over the next 10 years) (kg Cu/capita, 2016) 40 12 10 China Advanced 30 8 Bridging the gap 20 6 10 4 Rest of World 2 India 0 Note: Bubble size Amercia Australia/ represents population Asia CIS 0 Peru Other DRC USA Other Chile / Canada / Alaska Russia / Zambia 10 20 30 40 50 Latin Other (GDP/capita, 2016) Source: Wood Mackenzie, BHP analysis. Consumption per capita is based on Total Copper Consumption. Source: BHP analysis. Advanced Economies: USA; Canada; Europe; Japan; Korea; Taiwan; Australia. Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 9

Electric Vehicles – positive for long-term copper demand EVs contain four times as much copper as a conventional medium sized car Global light duty EV annual sales forecast (2018-2030) BEV copper intensity by car segment in China – 2016 (kg/unit) ‘Green’ EV sales (~40% CAGR) Buses Executive cars Large cars Medium cars Small cars Mini cars 0 50 100 150 200 Battery Motor Wire harness Others Source: Fbetter. BEV: battery electric vehicles. ‘Central’ EV sales (~30% CAGR) Incremental copper demand from Hybrids and EVs (Mt copper) 1.9 Range of analyst 1.5 forecasts Electric buses 1.3 Light duty vehicles 1.1 0.9 0.7 0.6 0.5 0.3 0.3 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Analyst forecast to 2025 includes UBS; BoAML; IDTechEx; Liberum; Woodmac; BNEF; Navigant and IHS. Source: BHP analysis. ‘EVs’ include both Battery Electric Vehicles and Plugin Hybrid Electric Vehicles Source: IDTechEx. Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 10

Renewables – positive for long-term copper demand Attractive long-run economics and the importance of decarbonisation drive a sustained high-growth path for wind and solar Global power generation capacity Cu intensity by power generation type (TW) (kg/KW) 12.0 Wind + Solar: 29% Wind—Offshore ~10 10.0 Solar ~5 8.0 Wind + Solar: 10% Wind—Onshore ~3.5 6.0 Natural gas ~3 4.0 Nuclear ~2.5 2.0 Hydro ~2 0.0 2015 2020 2025 2030 2035 Coal ~2 Fossil fuels Nuclear Hydro Wind Solar Other Source: BHP analysis. Source: ICA; BHP analysis. Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 11

Risks – China substitution and emergence of scrap Risks from aluminium substitution in power cable and growing use of scrap Tracking substitution developments China semis copper demand and old scrap generation National Key Draft National Design Code1 to codification recommend not using AluminiumAlloy Cables Actual Forecast Government CNIA2 and MIIT2 policy-neutral, with no policy promotion of Aluminium over Copper Share of copper in the State Grid in 2016 Power • dominant in medium-voltage cable grid • some pressure in low-voltage cable Power cable production up +2% YoY YTD3 ~20 year lag Spot Copper: Aluminium price ratio ~3.2 Price Historically ratios ~3.5 to 4 x encourage faster difference substitution 1980 1990 2000 2010 2020 2030 Source: ICA; BHP analysis. China semis China old scrap 1. National Code for Design of Cables for Electric Engineering (GB50217). Recommendation applies to voltages above 1kV. 2. CNIA: China Non-Ferrous Industry Association, MIIT: Ministry of Industry and Information Technology. 3. International Copper Association: power cable production Mar-Aug 2017 vs Mar-Aug 2016. Source: BHP analysis. Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 12

Uranium outlook muted in the short term Reliable supplier despite subdued short-term market conditions Operating reactors (# reactors) • Low spot price exposes many mines despite long-term contracts 800ïƒ¨ Forecast – many producers are “out of the money” at spot prices • Inventory overhang prevails amid lacklustre short-term growth 400 Our position is resilient in a long-term downside scenario • Even if US and EU reactor retirements advance or renewables 0 gain larger share, Asia will need uranium 1955 1965 1975 1985 1995 2005 2015 2025 2035 Forecast History • Olympic Dam envious position Cost curve in FY2030 – proximity to growing Asian market (US$/lb U3O8, real 1 January 2017) ) – first quartile cash cost position with uranium as a by-product 120 (post BFX BHP Other supply Dam     60 Secondary    Olympic 0 0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 Source: BHP analysis. Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 13

Key messages Commercial Leveraging market intelligence from mine to customer to drive value creation acumen Using commercial expertise to ensure products are placed with the right customers for the best price Global Sustained growth in global steel demand over the next decade steel Long-term demand driven by emerging Asia, enabled by China’s Belt and Road Initiative Bulk Chinese policy impacting short-term demand and pricing commodities Structural reform underpins longer-term demand for high-quality iron ore and metallurgical coal Structural deficit to emerge in the early 2020s Copper Demand is expected to grow at 2-3% CAGR to 2025, emerging markets to drive growth outlook Supply growth challenged by grade decline, increased costs and limited new developments Uranium Inventory overhang supressing short-term price outlook outlook Olympic Dam’s first quartile cash cost position ensures profitable uranium stream Marketing Minerals: Bringing commercial insight to all steps of the value chain 28 November 2017 14

BHP

Maintenance Centre of Excellence A distinctive enabler Brandon Craig Vice President, Maintenance 28 November 2017

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; productivity gains; anticipated cost reductions; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2017 financial year compared with the 2016 financial year; data is presented on a continuing operations basis from the 2014 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal (QCoal) comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’, ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries listed in Note 13 of the financial statements in BHP’s Annual Report on Form 20-F. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. Maintenance Centre of Excellence: A distinctive enabler 28 November 2017 2

Key messages

Safety and productivity	Maintenance Centre of Excellence (MCoE) to drive step-change in safety and productivity Analysing data and designing processes to reduce unplanned work and accelerate continuous improvement
Efficiency	Data analytics applied to a single enterprise-wide system leverages BHP's scale and simplicity Standardised, repeatable process applied to our most critical equipment, replicated globally
Performance	Targeting a >3.5% increase in the availability of our top 70 equipment categories by FY22 Equivalent to an additional ~8 Mt iron ore, ~2 Mt coal and ~45 kt copper
Value and returns	Targeting a 15-25% reduction in maintenance costs by FY22 Delivers savings of US$60 million in FY18, US$170 million in FY19 and ~US$700 million p.a. by FY22

Maintenance Centre of Excellence: A distinctive enabler
28 November 2017
11
BHP

Why a Maintenance Centre of Excellence?

A critical enabler to delivering a step-change in safety, operating and capital costs

~35%
of injuries occur in maintenance

US$3.5 billion p.a.
maintenance spend
(~30% of operational spend)

10,000 people
(16% of Group workforce)

Over **3,000**
machines
(trucks, loaders, dozers, drills, excavators)

~1.75 million
jobs annually

780,000
unique materials
(~25% of Group trade working capital)

Maintenance Centre of Excellence: A distinctive enabler
28 November 2017
4
BHP

BHP’s Maintenance Centre of Excellence A fundamentally different way of partnering with our operations • Operating Model increases specialisation of maintenance professionals – global hub and spoke model Houston (in planning) – drives improved performance across each stage of the maintenance value chain Master Data Manila (in design) • Leading-edge data science and analytical techniques (Group Asset Services) applied to one enterprise-wide system • Globally standardised ways of planning and performing work Master Data Kuala Lumpur Identifying and deploying – scale leads to greater frequency of task repetition and (Group Asset best practice faster improvement cycle Services) – rapid identification and replication of best practice – planning co-located with supply chain teams for optimal Perth planning MCoE global hub frontline productivity centre Brisbane planning centre • Automation and continuous improvement of maintenance Santiago Adelaide planning centre systems and processes (in detailed design) Maintenance Centre of Excellence: A distinctive enabler 28 November 2017 5

Harnessing our systems to enhance safety and culture

Designing for safety across maintenance work

- Targeting a significant reduction in BHP's total recordable injury frequency (TRIF)
  - maintenance represents ~35% of all injuries occurring across our operations
- Development and continuous improvement of equipment strategies and work design is integral to safety
  - eliminating unnecessary work
  - standardising how tasks get performed
- Planning accuracy and stability has reduced unplanned activity, leading to a safer and more productive working environment

A more controlled and stable working environment
(Schedule adherence to the week[1], %)


90
80
70
60
50
MCoE begins partnering with Minerals Australia
Oct 16
Dec 16
Jan 17
Mar 17
May 17
Jul 17
Sep 17

1. Schedule adherence to the week measures whether a work order was completed within the week that it was scheduled to be executed. Represents work associated with the control of material risks (Minerals Australia).

Maintenance Centre of Excellence: A distinctive enabler
28 November 2017
6
BHP

Data analysis to accelerate improvement

Leveraging our enterprise-wide system to extract value from millions of data points

Data science and analytical techniques enable optimised equipment strategies

- Automated analysis of component failure history
- Optimised equipment strategies to reduce life of asset cost and improve availability
- Allows us to better predict failures through machine learning algorithms
- Identifies critical spare parts to support inventory management

Global solutions that accelerate continuous improvement

- Algorithms perform analysis in "real-time" and more accurately than our traditional approach
- System produces recommendations for review
- Our time is spent making decisions not performing analysis
- Best practice can be rapidly implemented across the globe

Current maximum component ages for Caterpillar 793F haul truck fleet
(thousand hours)



25
20
15
10
5
0
Daunia
Yandi
Jimblebar OB18
Area C
Escondida
Peak Downs
Poitrel
Spence
Cerro Colorado
Eastern Ridge
Jimblebar
Saraji
Goonyella Riverside
Caval Ridge
Legend
Max
75% value
Mean
25% value
Min

Maintenance Centre of Excellence: A distinctive enabler
28 November 2017
7

BHP

Maintenance planning hubs deliver improved performance

Planning, scheduling and executing optimised work strategies leads to improved performance and reduced cost

Quality planning turns our maintenance strategies into reality

- Optimises the supply chain with the right parts at the right time
- Enhances frontline safety and productivity
- Reduces unplanned work which lowers costs and increases asset availability

Our approach is already improving performance[1]

- Schedule accuracy[2] (i.e. no changes to plan) has improved from 40% to 85%
- Supply chain accuracy (i.e. right parts at the right time) has improved from 86% to 92%
- Schedule adherence to the week[3] has improved from 70% to 79%
- Workforce utilisation has improved from 74% to 86%

793F schedule accuracy (Minerals Australia)
(Schedule accuracy week +1, %)



MCoE begins partnering with Minerals Australia
100
65
30
Feb 17
Mar 17
Apr 17
May 17
Jun 17
Jul 17
Aug 17

Stream planning productivity (Minerals Australia)
(Planned work orders, count) (Schedule adherence to the week, %)



MCoE begins partnering with Minerals Australia
17,500
15,500
13,500
11,500
100
85
70
55
Feb 17
Mar 17
Apr 17
May 17
Jun 17
Jul 17
Aug 17
Planned work order count
Schedule adherence to the week

1. Improvement since MCoE began partnering with Minerals Australia in February 2017.
2. Schedule accuracy measures how much change occurs from when a work order is created until it is executed.
3. Schedule adherence to the week measures whether a work order was completed within the week that it was scheduled to be executed.

Maintenance Centre of Excellence: A distinctive enabler
28 November 2017
8
BHP

Value-driven pipeline of work

A standardised, repeatable process applied to our most critical equipment first to create new global strategies

Completed

- **Cat 793F trucks** — **US$8.6m** in cost savings in FY18 and **US$88m** over the life of BHP's existing Minerals Australia fleet **(20% reduction)**
- **Leibherr T282 trucks** — **US$2.4m** in cost savings in FY18 and **US$17m** over the life of BHP's existing global fleet **(22% reduction)**
- **Cat D10/D11 dozers** — **US$29m** over the life of BHP's existing global fleet **(18% reduction)**

In progress

- Joy 4100 shovels
- Blackwater Coal Handling Processing Plant
- Cat 495HR/7495 shovels
- Cat 797B/F trucks
- Peak Downs Coal Handling Processing Plant
- additional opportunities

Shovel and truck strategies target productivity improvements at both BMA and Escondida

Coal Handling Processing Plant strategies complement improved mining productivity

Planned

- Saraji Coal Handling Processing Plant
- Marion 8050 Draglines
- Bucyrus 1370W Draglines
- Port Hedland Inflow
- Goonyella Riverside Coal Handling Processing Plant
- Area C Inflow & Outflow
- Yandi Inflow OHP3 & OHP1
- additional opportunities

Maintenance Centre of Excellence: A distinctive enabler
28 November 2017
9
BHP

Case study: Caterpillar 793F haul trucks

Caterpillar 793F maintenance strategy outcomes at Yandi (Western Australia Iron Ore)

Inputs into data analysis

- **2m** delay records
- **200k** work orders analysed
- **$550m** costs analysed
- **3** years
- **265** trucks
- **13** mines

Improved maintenance strategy and planning



10%
85%
% of plans unchanged pre-MCoE
% of plans unchanged post-MCoE

- Strategy redesigned to be fully comprehensive and fit for purpose
- Better schedule accuracy with 85% of plans remaining unchanged

Optimised supply chain



13%
1%
% of parts unavailable pre-MCoE
% of parts unavailable post-MCoE

- 99% of parts available in full and on time for planned work

Maintenance execution

Safety

- Multiple catastrophic failure modes analysed
- Maintenance strategy developed to minimise exposure of people to unplanned high-risk activities (e.g. transmission catastrophic failures; frame cracking)
- 40% reduction in injuries related to 793F truck maintenance across Minerals Australia since implementation

Cost

- US$5.5 million in cost savings for 793F fleet at Yandi in FY17

US$88 million in cost savings over the life of BHP's existing Minerals Australia fleet of Caterpillar 793F haul trucks and **US$8.6 million** in savings for FY18

Maintenance Centre of Excellence: A distinctive enabler
28 November 2017
10
BHP

Key messages

Safety and productivity	Maintenance Centre of Excellence (MCoE) to drive step-change in safety and productivity Analysing data and designing processes to reduce unplanned work and accelerate continuous improvement
Efficiency	Data analytics applied to a single enterprise-wide system leverages BHP's scale and simplicity Standardised, repeatable process applied to our most critical equipment, replicated globally
Performance	Targeting a >3.5% increase in the availability of our top 70 equipment categories by FY22 Equivalent to an additional ~8 Mt iron ore, ~2 Mt coal and ~45 kt copper
Value and returns	Targeting a 15-25% reduction in maintenance costs by FY22 Delivers savings of US$60 million in FY18, US$170 million in FY19 and ~US$700 million p.a. by FY22

Maintenance Centre of Excellence: A distinctive enabler
28 November 2017
11
BHP

BHP

Olympic Dam A world-class resource with valuable optionality Jacqui McGill Asset President, Olympic Dam 28 November 2017

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; productivity gains; anticipated cost reductions; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2017 financial year compared with the 2016 financial year; data is presented on a continuing operations basis from the 2014 financial year onwards; copper equivalent production based on 2017 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal (QCoal) comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’, ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries listed in Note 13 of the financial statements in BHP’s Annual Report on Form 20-F. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. Olympic Dam: A world-class resource with valuable optionality 28 November 2017 2

Statement of Mineral Resources

Mineral Resources

The information in this presentation that relates to the FY2017 Mineral Resources (inclusive of Ore Reserves) was first reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2017 BHP Annual Report of September 2017.

All reports are available to view on www.bhpbilliton.com.

Olympic Dam Mineral Resources are reported by Shane O'Connell (MAusIMM). Escondida and Antamina Mineral Resources are compiled by Martin Williams (MAusIMM).

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements.

The above-mentioned persons are full-time employees of BHP, and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources under the 2012 edition of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Copper Operations	BHP interest	30 June 2017 Resource	Measured Resources							Indicated Resources							Inferred Resources							Total Resources						
	%	Ore Type	Tonnes millions	Cu %	U_3O_8 kg/t	Au g/t	Ag g/t	Mo ppm	Zn %	Tonnes millions	Cu %	U_3O_8 kg/t	Au g/t	Ag g/t	Mo ppm	Zn %	Tonnes millions	Cu %	U_3O_8 kg/t	Au g/t	Ag g/t	Mo ppm	Zn %	Tonnes millions	Cu %	U_3O_8 kg/t	Au g/t	Ag g/t	Mo ppm	Zn %
Olympic Dam	100	Sulphide	1,460	0.96	0.30	0.41	2	-	-	4,680	0.79	0.25	0.34	1	-	-	3,920	0.71	0.24	0.28	1	-	-	10,100	0.78	0.25	0.33	1	-	-
Escondida	57.5	Sulphide	5,350	0.63	-	-	-	-	-	3,510	0.57	-	-	-	-	-	9,570	0.51	-	-	-	-	-	18,400	0.56	-	-	-	-	-
		Oxide	104	0.69	-	-	-	-	-	83	0.57	-	-	-	-	-	20	0.53	-	-	-	-	-	207	0.63	-	-	-	-	-
		Mixed	70	0.62	-	-	-	-	-	82	0.47	-	-	-	-	-	59	0.44	-	-	-	-	-	211	0.51	-	-	-	-	-
Escondida (Pampa Escondida)	57.5	Sulphide	294	0.53	-	0.07	-	-	-	1,150	0.55	-	0.10	-	-	-	6,000	0.43	-	0.04	-	-	-	7,440	0.45	-	0.05	-	-	-
Escondida (Pinta Verde)	57.5	Sulphide			-	-	-	-	-	23	0.50	-	-	-	-	-	37	0.45	-	-	-	-	-	60	0.47	-	-	-	-	-
		Oxide	109	0.60	-	-	-	-	-	64	0.53	-	-	-	-	-	15	0.54	-	-	-	-	-	188	0.57	-	-	-	-	-
Escondida (Chimborazo)	57.5	Sulphide	-	-	-	-	-	-	-	139	0.50	-	-	-	-	-	84	0.60	-	-	-	-	-	223	0.54	-	-	-	-	-
Antamina	33.75	Sulphide Cu only	155	0.89	-	-	7	330	0.14	517	0.86	-	-	8	260	0.15	816	0.82	-	-	8	240	0.14	1,490	0.84	-	-	8	260	0.14
		Sulphide Cu-Zn	75	0.94	-	-	17	100	1.91	322	0.92	-	-	15	80	1.80	430	0.98	-	-	15	80	1.52	827	0.95	-	-	15	80	1.66

Metal equivalents

The metallurgical recoveries and price information used to calculate copper equivalent figures in this presentation that relates to the FY2017 Mineral Resources (inclusive of Ore Reserves) were sourced from and can be found in the 2017 BHP Annual Report of September 2017 and the 2017 United States Securities and Exchange Commission Form 20-F.

All reports are available to view on www.bhpbilliton.com.

Copper equivalent grade calculations for BHP assets are listed below.

Olympic Dam: CuEq = Cu % + (U_3O_8 kg/t x 0.901) + (Au g/t x 0.504) + (Ag g/t x 0.0066); Escondida: CuEq = Cu % + (Au g/t x 0.687); Antamina: CuEq = Cu % + (Zn % x 0.38) + (Mo % x 1.99) + (Ag g/t x 0.0082); Molybdenum price used = US$7.41/lb.

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
3
BHP

Key messages Unique World’s third largest copper equivalent deposit offers scale and optionality resource Copper grade to average >2.5% (~3.6% CuEq)1 over next 30 years Maximise Detailed plans to improve operational reliability underway cash flow Move into the Southern Mine Area will see copper grade increase to 3% by FY23 Capital Three stage option-based approach to development with potential to more than double capacity discipline Medium-term focus on capital-efficient BFX option, subject to capital allocation tests Value and If approved, BFX would move Olympic Dam into the first quartile on the cost curve returns Increase in asset-level ROCE to 13% with BFX option (at consensus prices) 1. Copper equivalent grade calculated per metal equivalents note on slide 3. Olympic Dam: A world-class resource with valuable optionality 28 November 2017 4

Overview | Resource | Base operations | BFX | ODEP

Staged resource development strategy

Resource development via staged, independent, investment options, subject to strict capital allocation framework tests

1 Stabilise base operations
IRR >50%[1]

De-bottleneck mine, focus on productivity and stability

- Mine expansion into Southern Mine Area (SMA)
- Restore operational stability
  - largest planned smelter shut
  - refinery upgrade
  - Whenan hoist refurbishment
  - new tailings storage facility

2 Brownfield expansion option (BFX)[2]
IRR >20%[1]

Capital efficient increase in capacity

- BFX being studied
  - smelter capacity upgrade
  - new refinery tankhouse
  - additional milling capacity
- Accelerate mine development, associated infrastructure

3 ODEP optionality[2]
Studies underway

Potential to transition to a low cost, high-volume operation

- Large scale underground and greenfield surface expansion
- Possible heap leach


~500
~450
BFX;
SMA MHS Stage 2
~330
BFX first production;
SMA MHS Stage 1
~280
First ore from SMA;
SCM
150
Refinery upgrade
215
Whenan
refurbishment
SCM;
Tailings storage facility
FY18e
FY19e
FY20e
FY21e
FY22e
FY23e
Long-term
Production guidance (Cu ktpa)
Indicative capacity (Cu ktpa)

1. At consensus price and exchange rate forecasts.
2. Subject to internal and third party approvals.

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
5
BHP

Overview | Resource | Base operations | BFX | ODEP

Our relentless pursuit to improve safety

- Our goal is zero fatalities
  - committed to reducing TRIF by systematically managing risk through operational control and management processes
- Safety Field Leadership replicating best practice across BHP
  - single fatality and material risk management
  - implementation of Safety Management System
  - improved hazard reporting
- Investing in safety performance
  - Whenan shaft refurbishment enables personnel movement and removes trucks
  - extension of Rail Materials Handling System (MHS) to remove trucks
  - trialling use of electric light-vehicles underground to reduce exposure to diesel particulates

Safety performance and Field Leadership activities
(12-month rolling average TRIF per million hours worked) (Number of activities)


12
6
0
8,000
6,000
4,000
2,000
0
Jan 16
Apr 16
Jul 16
Oct 16
Jan 17
Apr 17
Jul 17
Oct 17
TRIF 12 month moving average
Field Leadership activites

Investing to reduce safety risk
(Number of trucks required post MHS completion, index, baseline=100)


100
50
0
Baseline
Whenan refurbishment
Extension of Rail Materials Handling System
Projected

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
6

BHP

Overview Resource Base operations BFX ODEP Building social investment and community partnership • Supportive policy environment in South Australia – South Australia’s Copper Strategy aims to produce 1 Mtpa by 2030 • Secure tenure under the Roxby Downs (Indenture Ratification) Act • Raising profile of BHP in South Australia through value-driven partnerships – Mining Minds (community-driven education program in Roxby Downs) – Arid Recovery (predator-free ecosystem restoration and research) – TARNANTHI (festival of Aboriginal and Torres Strait Islander contemporary art) – Adelaide Crows AFL Women’s team • Collaborating to increase local participation in Olympic Dam – Local Buying Program launched in South Australia – establishing a new project construction services panel • One of the largest employers in South Australia Olympic Dam: A world-class resource with valuable optionality 28 November 2017 7

Overview | Resource | Base operations | BFX | ODEP

Experienced leadership and workforce

Asset Leadership Team

- Bringing the best talent from across our portfolio with global expertise and proven track-records
- >80 years combined experience in mining and minerals processing across functions, commodities and continents

Workforce

- Largest private sector employer in South Australia
- Female and Indigenous participation levels increasing
  - female target ~30% by FY22 (current 14%)
  - indigenous target ~8% by FY22 (current 4%)

Leveraging our Operating Model

- Connecting global expertise to replicate best practice
- Leveraging functional support
- Minerals Australia leadership in same geography and time zone



Jacqui McGill | Asset President Olympic Dam

- 25+ years of industry experience
- Underground / open cut mining
- Processing
- Business development
- Australia



Troy Wilson | General Manager Mine

- 20+ years of industry experience
- Underground mining
- Business development
- Australia; USA



Chris Barnesby | General Manager Surface

- 20+ years of diverse industry experience
- Steel making, processing, oil and gas
- Major projects; maintenance; operations; HSE
- Australia; USA; Trinidad and Tobago



Dan Heal | General Manager Integrated Operations

- 15+ years of industry experience
- Underground / open cut mining
- Business development
- Australia; Canada; Chile

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
8
BHP

Overview Resource Base operations BFX ODEP A unique resource with valuable optionality • Large, polymetallic ore body: 10.1 Bt at 0.78% Cu (1.18% CuEq)1,2 Resource size – third largest copper equivalent deposit in the world (Contained copper equivalent, Mt)1 160 – largest uranium and third largest gold deposit Fungurume – resource remains open at depth, offering potential upside 120 • High-grade ore body, suited to selective underground mining 80 Dam Chuquicamata Grasberg KGHM Polska Miedz – >1 Bt of minable underground material Tenke Oyu Tolgoi Kamoa-Kalula Los Pelambres – Cu grade projection increasing to ~3% (~4.2% CuEq)1 40 Teniente Radomiro Tomic Los Bronces Udokan Antamina Cananea Escondida Andina Olympic El Collahuasi Pebble – Cu grade to average >2.5% (~3.6% CuEq)1 over next 30 years 0 Copper Uranium Gold By-product • Largely untapped, particularly in the Southern Mine Area (SMA) which represents ~70% of remaining resource Copper grade (%) • Supports medium and long-term optionality 3.0 2.0 1.0 0.0 1. Copper equivalent resource and grade figures calculated per metal equivalents note on slide 3. FY15 FY16 FY17 FY18e FY19e FY20e FY21e FY22e FY23e 2. Breakdown by Resource classification is provided on slide 3. 3. Industry average copper grade represents average grade weighted by ore processed. Source: WoodMackenzie. 3 4 4. Olympic Dam previous plan represents underground mine plan using traditional grade estimation. Olympic Dam Industry average Olympic Dam previous plan Olympic Dam: A world-class resource with valuable optionality 28 November 2017 9

Overview Resource Base operations BFX ODEP Resource modelling supports more efficient development Increased understanding supports optimal mine development Very wide-spaced holes 100m blocks • Ore body is well defined (>3,200 km resource drilling in over 11,000 drill holes, >1 million drill core samples) Wide-spaced holes 30m blocks • Geostatistical algorithms improved our understanding of the grade Close-spaced variability through the resource holes 5m blocks – identified significant volumes of high-grade ore (>2.5% Cu) – suited to selective sub-level open stoping (SLOS) • Optimal resource development strategy leverages grade variability – tailored stope design – sequence stopes to prioritise high-grade ore first Long-term planning • Development strategy improves overall resource recovery and resolution capital efficiency, while lowering operating costs to maximise Copper grade (%) Medium-term investment returns 0.0 to 0.2 planning 0.2 to 0.4 0.4 to 0.6 resolution Mining • Preserves optionality for future development scenarios 0.6 to 0.8 0.8 to 1 resolution 1 to 2 – defer lower-grade ore for a transition to a high-volume strategy 2 to 4 >4 Olympic Dam: A world-class resource with valuable optionality 28 November 2017 10

Overview | Resource | Base operations | BFX | ODEP

Mine development

- Significant volume of untapped mineralisation, particularly in the SMA
- Resource continues to be open at depth in parts of the SMA and laterally in the NMA

Existing and near-term mine development (Year 2025)


Northern Mine Area
Clark shaft
Southern Mine Area
Whenan shaft under refurbishment
Third decline under execution
1km
1km
1km
New SMA mine blocks currently under development
Rail extension into SMA currently under study

BFX Life of Mine development and stope inventory (Year 2100)


Northern Mine Area
Southern Mine Area
1km
1km
1km
Existing development
Historical produced stopes
FY18,19 stope production
Life of mine development
Future life of mine stope inventory

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
11

BHP

Overview | Resource | Base operations | BFX | ODEP

Yet to realise Olympic Dam's full potential

- Infrastructure integrity issues and external factors have affected historical financial performance
  - average ROCE over 5-year period (FY13-FY17) of 1%
- Maintaining operational stability has been challenging as major asset integrity events have impacted operational reliability
  - Clark hoist (FY10)
  - Svedala mill (FY15)
- External factors have also impacted financial performance
  - power supply instability on the South Australian grid led to statewide blackouts in 2016 (US$105 million FY17 EBITDA impact)
  - power costs increased by 100% since FY15 to ~9% of FY17 cost base (US$50 million FY17 EBITDA impact)

EBITDA and copper equivalent production[1]

(EBITDA, US$ million) (Copper equivalent production, kt)


1,000
800
600
400
200
0
300
280
260
240
220
200
180
160
140
120
100
EBITDA
CuEq production
SCM²
Clark hoist
SCM
Svedala mill
SCM
Power outage
Refinery crane
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17

	FY06	FY07	FY08	FY09	FY10	FY11	FY12	FY13	FY14	FY15	FY16	FY17
Copper price (US$/lb)[3]:	2.36	3.24	3.59	2.18	3.08	4.00	3.72	3.46	3.19	2.88	2.22	2.48

1. Copper equivalent production based on FY17 average realised prices.
2. SCM refers to a major smelter maintenance campaign.
3. Copper price represents average LME copper cash spot index. Source: Bloomberg.

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
12
BHP

Overview | Resource | Base operations | BFX | ODEP

Sustainably lowering costs and investing in stability

- Cost out and transformation initiatives underpin a ~50% improvement in unit costs since FY12
- Targeting unit cash costs of US$1.65-1.85/lb in FY19e
- Future cost reduction initiatives underway
  - improved plant and equipment utilisation
  - optimised maintenance strategies reduce unplanned work

- Systematic review of infrastructure risk undertaken, improvement plans developed and being executed
  - investing to restore operational stability
- Development strategy has shifted to prioritise high-grade ore suited to selective sub-level open stoping
  - expand the mine footprint into the higher-grade SMA
  - new materials handling system (MHS) into SMA

Unit cash costs[1]
(US$/lb)


5
4
3
2
1
0
FY12
FY13
FY14
FY15
FY16
FY17
FY18e
FY19e
AUD/USD:
1.03
1.03
0.92
0.84
0.73
0.75
0.75
0.75

Capital expenditure
(US$ million)


900
600
300
0
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18e
FY19e
Maintenance
Latent Capacity
Improvement
Major projects
Total capex

1. FY14 onwards excludes freight and is presented net of by-product credits. FY12 and FY13 include freight and are presented gross of by-product credits (~US$1.40/lb).

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
13

Overview | Resource | Base operations | BFX | ODEP

Investing in operating stability on the surface

- Delivering stability through ~US$0.8 billion (FY18-FY21e) planned investment[1] in surface infrastructure
  - smelter campaign maintenance in FY18 (>80% complete)
    - reline flash furnace refractories
    - electric slag furnace rebuild
    - waste heat/gas system replacement
  - water supply upgrade (~30% complete)
  - electrolytic refinery upgrade (~50% complete)
  - tailings storage facility (study, execute FY19-FY21)
  - SCM21, during which BFX smelter scope tied-in
- Investment increases Cu production to ~215ktpa in FY19, with improved risk profile
- Technology in development – IROC (FY19) and automated smelter tapping (during FY21/26 SCM)

Ore milled, concentrate smelted
(Index, FY17=100)


180
120
60
Impact of higher Cu grade
SCM
SCM
Stabilise operations
BFX
FY17
FY18e
FY19e
FY20e
FY21e
FY22e
FY23e
Ore milled
Concentrate smelted

Electrostatic Precipitator Replacement (Oct 2017)





1. Excludes BFX option investment; subject to internal and third party approvals.

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
14

BHP

Overview | Resource | Base operations | BFX | ODEP

Investing in operating stability in the mine

- Delivering stability and a strong foundation for growth through planned investment of ~US$1.3 billion[1] (FY14-FY22e) in the mine
  - expansion into SMA commenced in 2014
    - 3 new SMA blocks being developed (1st SMA ore Q1 FY18)
    - 20km mine development, 6 ventilation raise bores in SMA
  - increased resource production drilling (6 drill rigs FY17, 12 drill rigs FY18, increasing further)
  - expand materials handling capacity (~US$0.7 billion)
    - development of a third decline (~45% complete)
    - Whenan shaft refurbishment (~25% complete)
    - extension of underground rail into SMA (study, execute FY20-FY22, staged delivery)
- Technology to be deployed to improve productivity, utilisation and safety
  - underground fleet management system
  - rapid advance mine development
  - electric light-vehicles

Ore hoist[2] and grade


(Mt)
(Cu grade %)
13
9
5
3.3
2.5
1.7
Stabilise operations
BFX
FY17
FY18e
FY19e
FY20e
FY21e
FY22e
FY23e
Ore hoist
Grade

Jumbo and truck productivity

(Equipment productivity[3], index, FY17=100)


150
115
80
MHS online
Stabilise operations
BFX
FY17
FY18e
FY19e
FY20e
FY21e
FY22e
FY23e
Jumbo productivity
Truck productivity

1. Includes ~US$230 million spend FY14-FY17; excludes BFX option investment; subject to internal and third party approvals.
2. Ore hoist excludes ore decline volumes.
3. Jumbo metres advance per day; truck tonne kilometers per month.

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
15

BHP

Overview | Resource | Base operations | BFX | ODEP

BFX option: the second stage of the Olympic Dam story

- BFX would accelerate planned development into SMA to access more ore at higher grade (12 Mtpa at 3% Cu), increasing copper production to 330 ktpa
- Investment of US$2.1 billion[1] with 45% related to mine development
  - subject to strict capital allocation framework tests
- Ore processed utilising latent capacity and targeted debottlenecking of existing surface facilities
- No change required to existing primary government approvals for water, power supply and production
- BFX currently in study phase, indicative milestones
  - seek Board approval to execute mid-CY20
  - first incremental production targeted late-CY21
  - project ramp-up and completion targeted late-CY22

BFX project	IRR (nominal)	Investment[1] (US$bn nominal)	Payback (years)
Consensus prices	>20%	2.1	4 - 5

10-year average (FY23-FY32)[2]			
Cu production (kt)	330	Opex (US$m/year, real)	1,300
Cu Eq production (kt)	510	Sustaining capex (US$m/year, real)	400
U production (kt)	7	C1 (net) / Cu (US$/lb, real)	0.10
Au production (ktoz)	270	Capital intensity (US$k/t CuEq)	14

Olympic Dam ROCE
(% including US$3.2 billion of mineral rights)


14
7
0
Stabilise operations
BFX
FY17A
FY19e
FY21e
FY23e
FY25e
ROCE at consensus prices
ROCE at FY17 realised prices
ROCE at spot prices[3]

1. Execution amount, excludes study costs of ~US$240 million, subject to internal and third party approvals.
2. At consensus price and exchange rate forecasts.
3. Spot prices as at 13 November 2017.

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
16
BHP

Overview Resource Base operations BFX ODEP BFX option: improving cost and capital competitiveness • Targeting first quartile cost curve position in the medium term • Attractive capital intensity despite additional investment required – higher metal volumes would dilute our fixed cost base for downstream smelting and refining processes – no third party treatment and refining costs incurred Copper C1 Cost Curve1 Brownfield project capital intensity2,3 (CY17 curve, US$/lb) (Capital expenditure, US$ million) FY15A 5,000 OD FY17A 4,000 FY19e OD OD OD post BFX 3,000 BFX 2,000 0% 25% 50% 75% 100% 1,000 100 150 200 250 (Incremental copper equivalent production, kt) Source: Wood Mackenzie; BHP analysis. 1. Olympic Dam forecasts at consensus price and exchange rates. 2. BFX incremental copper equivalent production based on consensus prices, represents 10-year average (FY23-FY32). 3. Project peer group includes Collahuasi grinding line 5, El Teniente 137-180kt/d, Metalkol, Andina expansion, Centinela Mill 2, Quebrada Blanca, Zaldivar Sulphide Project, Spence, Lomas Bayas. Olympic Dam: A world-class resource with valuable optionality 28 November 2017 17

Overview | Resource | Base operations | BFX | ODEP

BFX option: investment in the mine to access grade

- BFX mine investment of US$1.0 billion would include
  - increase in resource production drilling (18 drill rigs)
  - new mining blocks development
  - mine ventilation, services and infrastructure (including additional fourth decline)
  - ore and waste materials handling capacity
- US$0.7 billion of mine development costs accelerated from existing plans
- Technology enabling transformational change in underground (e.g. rapid advance development, fleet management system)


Underground development and copper grade
(km)
(%)
80
60
40
20
0
4.0
3.0
2.0
1.0
0.0
FY89
FY92
FY95
FY98
FY01
FY04
FY07
FY10
FY13
FY16
Underground development (actual)
Underground development (SMA)
Underground development (NMA)
Copper grade

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
18

BHP

Overview | Resource | Base operations | BFX | ODEP

BFX option: would utilise existing latent surface capacity

- ~70% of planned BFX surface plant spend is in the primary copper production stream
- Increases ore throughput towards limit of current water / power capacity and Government production approvals (350 ktpa Cu)
- Would utilise existing latent capacity in the surface processing and debottleneck targeted areas to deliver efficient incremental Cu
- Investment of US$1.1 billion would include:
  - mill and concentrator expanded to ~12 Mtpa (from ~10 Mtpa)
  - existing smelter to ~800 ktpa concentrate (from ~540 ktpa)
  - copper refinery to ~330 ktpa (from ~235 ktpa)
  - uranium and gold capacity expanded
- Technology enabling change in surface operations (e.g. automated refinery, smelter tapping)

Simplified BFX flowsheet


Mill / Concentrator
Smelter
Electrolytic Refinery
Copper Cathode
Gold
Silver
Acid Plant
Tails Leach
Copper Solvent Extraction
Uranium Solvent Extraction
99% U_3O_8
Electrowinning Refinery
Copper Cathode
Major Capex >$100m

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
19
BHP

Overview Resource Base operations BFX ODEP BFX option: would utilise existing latent surface capacity Courtesy Outotec. Olympic Dam: A world-class resource with valuable optionality 28 November 2017 20

Overview Resource Base operations BFX ODEP BFX option: power and water solutions in place Power Power requirements (MW, 10-year average FY23-32) • Existing power infrastructure expected to meet BFX requirements 300 • South Australian government working hard to resolve power issues 200 • Demand reduction initiatives underway (e.g. mine ventilation on 100 demand) • Studies underway to evaluate reliable, lower-cost supply and 0 technologies to reduce emissions Current capacity Base operation BFX Water • BFX option covered by existing water approvals of 42 ML/d Water requirements (ML/d, 10-year average FY23-32) capacity 60 • Water infrastructure continuing to be upgraded to meet reliability requirements and BFX growth 30 • Studies underway investigating water saving efficiencies 0 Current capacity Base operation BFX Olympic Dam: A world-class resource with valuable optionality 28 November 2017 21

Overview | Resource | Base operations | BFX | ODEP

ODEP option: longer-term development being evaluated

- Long-term options under study to identify highest returning alternative
  - subject to strict capital allocation framework tests
- Potential for significant increase in volume of ore
  - ~22 Mtpa ore at ~2.4% Cu
  - average Cu production to 450-500 ktpa (700-780 ktpa CuEq)[1]
- Low-cost mining and surface processing are key to high-volume expansions
  - investment in mine footprint, access to ore
  - additional materials handling capacity, including new SMA rock and logistics hoist
  - cost efficient heap leach technology, integrated with the existing surface plant
- Heap leach technology development program progressing
- Studies for power and water options underway

Indicative ODEP mine schematic


NMA
SMA
Clark Shaft
Whenan Shaft
SMA Logistics Shaft
SMA Shaft Rock
ROM Stacker(s)
Overland Conveyors
Bob Crew Decline + TDEC
Service Decline
ODEP Decline
Jaw Crusher
Clark 64L Rail
64L MHS
Gyratory Crusher
~100L Haulage Level
Gyratory

Not to Scale

1. At consensus price forecasts.

Olympic Dam: A world-class resource with valuable optionality
28 November 2017
22
BHP

Key messages Unique World’s third largest copper equivalent deposit offers scale and optionality resource Copper grade to average >2.5% (~3.6% CuEq)1 over next 30 years Maximise Detailed plans to improve operational reliability underway cash flow Move into the Southern Mine Area will see copper grade increase to 3% by FY23 Capital Three stage option-based approach to development with potential to more than double capacity discipline Medium-term focus on capital-efficient BFX option, subject to capital allocation tests Value and If approved, BFX would move Olympic Dam into the first quartile on the cost curve returns Increase in asset-level ROCE to 13% with BFX option (at consensus prices) 1. Copper equivalent grade calculated per metal equivalents note on slide 3. Olympic Dam: A world-class resource with valuable optionality 28 November 2017 23

BHP Appendix

Production Production (Copper equivalent production, kt)1 300 250 200 150 100 50 0 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 Copper Gold Uranium 1. Copper equivalent production based on FY17 average realised prices. Olympic Dam: A world-class resource with valuable optionality 28 November 2017 25

Current / BFX Flowsheet Olympic Dam: A world-class resource with valuable optionality 28 November 2017 26

ODEP potential flowsheet Olympic Dam: A world-class resource with valuable optionality 28 November 2017 27

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 28, 2017	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary